Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated February 5, 2025

Registration Nos. 333-284698 and 333-284698-01

PRICING TERM SHEET

Embraer Netherlands Finance B.V.

U.S.$650,000,000 5.980% Notes due 2035

Unconditionally Guaranteed by Embraer S.A.

February 6, 2025

ISSUER:	Embraer Netherlands Finance B.V. (the “Issuer”), registered with the trade register of the Dutch Chamber of Commerce (Kamer van Koophandel) under number 63376431

GUARANTOR:	Embraer S.A. (the “Guarantor”)

SECURITY TITLE:	5.980% Notes due 2035 (the “Notes”)

OFFERING FORMAT:	SEC Registered

PRINCIPAL AMOUNT:	U.S.$650,000,000

RANKING:	The Notes and the Guarantee will be general, senior, unsecured obligations and will rank equal in right of payment with all of the Issuer’s and the Guarantor’s existing and future senior unsecured indebtedness, respectively. The Notes and the guarantee will be (i) effectively subordinated to all of the Issuer’s and the Guarantor’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, respectively, and (ii) structurally subordinated to all of the existing and future liabilities of the Guarantor’s subsidiaries (other than the Issuer).

CURRENCY:	U.S. dollars

SETTLEMENT DATE*:	February 11, 2025 (T+3)

MATURITY DATE:	February 11, 2035

COUPON:	5.980% per annum

DAY COUNT:	30/360

ISSUE PRICE:	99.688% of the principal amount

BENCHMARK TREASURY:	4.250% due November 15, 2034

BENCHMARK TREASURY PRICE AND YIELD:	98-15+ / 4.442%

SPREAD TO BENCHMARK TREASURY:	+158 basis points

YIELD TO MATURITY:	6.022%

DENOMINATIONS:	U.S.$2,000 and U.S.$1,000 in excess thereof

GROSS PROCEEDS:	U.S.$647,972,000

INTEREST PAYMENT DATES:	February 11 and August 11, commencing on August 11, 2025

OPTIONAL REDEMPTION:	Prior to November 11, 2034, the Issuer may, at its option, redeem the Notes, in whole or in part, at any time, by paying the greater of (i) 100% of the principal amount of the Notes and (ii) the applicable “make-whole” amount at Treasury Rate plus 25 basis points, and, on or after November 11, 2034 at 100% of the principal amount of the Notes.

OPTIONAL TAX REDEMPTION:	The Issuer or any Guarantor may, at its option, redeem the Notes, in whole but not in part, at 100% of the principal amount of the Notes upon the occurrence of specified events relating to certain tax jurisdictions.

EXPECTED RATINGS**:	BBB- (S&P) / BBB- (Fitch)

CLEARING:	The Depository Trust Company

EXPECTED LISTING:	The Issuer will apply to list the Notes on the New York Stock Exchange.

CUSIP/ISIN:	CUSIP: 29082HAE2 ISIN: US29082HAE27

GOVERNING LAW:	State of New York

*

Delivery of the Notes will be made to investors on or about February 11, 2025, which will be the third business day following the date hereof. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day preceding the date of delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this Pricing Term Sheet supplements the preliminary prospectus supplement, dated February 5, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may access these documents without charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at +1 (800) 831-9146; Goldman Sachs & Co. LLC at +1 (866) 471-2526; J.P. Morgan Securities LLC at +1 (866) 834-4666; Morgan Stanley & Co. LLC at +1 (866) 718-1649; PNC Capital Markets LLC at +1 (855) 881-0697; BofA Securities, Inc. at +1 (800) 294-1322; Banco Bradesco BBI S.A. at +1 (646) 432-6642; Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030; Santander US Capital Markets LLC at +1 (855) 403-3636.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.